BENNETT H. GOLDSTEIN
Attorney at Law
1132 SW 19th Ave., No. 106
Portland, Oregon  97205
Tel. (503) 294-0940  email: bhgoldatty@aol.com Fax (503) 294-7918

February 11, 2008

Via Email

Mr. A. Eyliger
U. S. Securities and Exchange Commission
100 “F” Street
Washington, D.C. 20549-4561

Re:	Oregon Pacific Bancorp – Pre 14A Proxy and 13E-3

Dear Mr. Eyliger:

In response to your comments, this is to confirm: (i) all Board presentations of Bancorp’s financial advisor, Southard Financial, have been included in the Company’s filings, and (ii) Southard Financial has given its consent to the inclusion of its valuation and fairness opinion as attachments to the proxy statement.

Very truly yours,

/s/

Bennett H. Goldstein

BHG:jck
Cc:	Oregon Pacific Bancorp
Southard Financial